SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a) UNDER THE SECURITIES
EXCHANGE ACT OF 1934

(Amendment No. 2)
STEELCASE INC.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

858155203
(CUSIP Number)

Warner Norcross & Judd LLP 900 Fifth Third Center 111 Lyon Street, N.W. Grand Rapids, Michigan 49503-2487 Attention: Jeffrey A. Ott Telephone (616) 752-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 5, 2004
(Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

(Continued on the following pages)

(Page 1 of 4 Pages)

_______________________
*          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 858155203	SCHEDULE 13D/A	Page 2 of 4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CRASTECOM B Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

7,690,909
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

7,690,909
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,690,909
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.2%
14	TYPE OF REPORTING PERSON

PN

CUSIP NO. 858155203	SCHEDULE 13D/A	Page 3 of 4

                    This Amendment No. 2 amends the reporting person's Amendment No. 1 on Schedule 13D dated November 7, 2003 and filed November 25, 2003, which amended its initial statement on Schedule 13D filed April 25, 2002, relating to the Issuer's securities.

Item 5.	Interest in Securities of the Issuer

          (a)          The reporting person may be deemed to beneficially own 7,690,909 shares of the Issuer's stock, which would constitute 10.2% of the outstanding shares of Class A Common Stock.

          The number of shares reported in this Item 5(a) includes 7,690,909 shares of Class B Common Stock of the Issuer which are immediately convertible into an equal number of shares of Class A Common Stock at the option of the holder. In addition, if shares of Class B Common Stock are transferred to any person other than a "Permitted Transferee" (as defined in the Issuer's Second Restated Articles of Incorporation), such shares are automatically converted on a share-for-share basis into shares of Class A Common Stock. Shares of Class B Common Stock of the Issuer have the same attributes as shares of Class A Common Stock of the Issuer except that each share of Class B Common Stock entitles the holder thereof to ten votes on all matters upon which shareholders have a right to vote and each share of Class A Common Stock entitles the holder thereof to one vote on such matters.

          If all the outstanding shares of Class B Common Stock of the Issuer were converted into shares of Class A Common Stock, the reporting person may be deemed to beneficially own approximately 5.2% of the outstanding Class A Common Stock.

          (b)          The reporting person holds the sole power to vote and dispose of 7,690,909 shares of the Issuer's stock.

          (c)          During the past 60 days, the reporting person has had no transactions in Class A or Class B Common Stock of the Issuer.

Item 7.	Material to be Filed as Exhibits

          99.1          Limited Durable Power of Attorney of William P. Crawford.

CUSIP NO. 858155203	SCHEDULE 13D/A	Page 4 of 4

SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2006

/s/ William P. Crawford
CRASTECOM B Limited Partnership William P. Crawford, Managing Partner, by Jeffrey A. Ott, Attorney-In-Fact